EXHIBIT 21

SUBSIDIARIES OF FPL GROUP, INC.

Subsidiary	State or Jurisdiction of Incorporation
1. Florida Power & Light Company (100%-owned)	Florida
2. FPL Group Capital Inc (100%-owned)	Florida
3. FPL Energy, LLC [a]	Delaware
4. Bay Loan and Investment Bank [a]	Rhode Island
5. Palms Insurance Company, Limited [a]	Cayman Islands

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(a) 100%-owned subsidiary of FPL Group Capital Inc